SCHEDULE 13D

CUSIP No. 25388M100	Page 1 of 35 Pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Niku Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

654113109

(CUSIP Number)

Robert Raynard

Walden VC, LLC

750 Battery Street

San Francisco, CA 94111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 11, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box Ô.

SCHEDULE 13D

CUSIP No. 25388M100	Page 2 of 35 Pages

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person Walden VC II, L.P

2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds* WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 1,820,451 8. Shared Voting Power 0 9. Sole Dispositive Power 1,820,451 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,820,451

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 17.7%

14.	Type of Reporting Person PN

SCHEDULE 13D

CUSIP No. 25388M100	Page 3 of 35 Pages

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person Walden VC II-Side, L.P.

2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds* WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 164,843 8. Shared Voting Power 0 9. Sole Dispositive Power 164,843 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 164,843

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 1.6%

14.	Type of Reporting Person PN

SCHEDULE 13D

CUSIP No. 25388M100	Page 4 of 35 Pages

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person Walden-SBIC, L.P

2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds* WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 167,640 8. Shared Voting Power 0 9. Sole Dispositive Power 167,640 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 167,640

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 1.6%

14.	Type of Reporting Person PN

SCHEDULE 13D

CUSIP No. 25388M100	Page 5 of 35 Pages

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person Walden Investors

2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds* WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 66,177 8. Shared Voting Power 0 9. Sole Dispositive Power 66,177 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 66,177

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 0.6%

14.	Type of Reporting Person PN

SCHEDULE 13D

CUSIP No. 25388M100	Page 6 of 35 Pages

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person Walden Capital Partners

2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds* WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 69,188 8. Shared Voting Power 0 9. Sole Dispositive Power 69,188 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 69,188

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 0.7%

14.	Type of Reporting Person PN

SCHEDULE 13D

CUSIP No. 25388M100	Page 7 of 35 Pages

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person Walden Capital Partners II, L.P.

2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds* WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 163,242 8. Shared Voting Power 0 9. Sole Dispositive Power 163,242 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 163,242

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 1.6%

14.	Type of Reporting Person PN

SCHEDULE 13D

CUSIP No. 25388M100	Page 8 of 35 Pages

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person Sarlo-Berliner, Inc.

2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds* WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 33,088 8. Shared Voting Power 0 9. Sole Dispositive Power 33,088 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,088

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 0.3%

14.	Type of Reporting Person CO

SCHEDULE 13D

CUSIP No. 25388M100	Page 9 of 35 Pages

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person Walden Management Corporation

2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds* WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 33,088 8. Shared Voting Power 0 9. Sole Dispositive Power 33,088 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,088

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 0.3%

14.	Type of Reporting Person CO

SCHEDULE 13D

CUSIP No. 25388M100	Page 10 of 35 Pages

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person Walden Management Corporation Pension Fund

2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds* WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 33,088 8. Shared Voting Power 0 9. Sole Dispositive Power 33,088 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,088

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 0.3%

14.	Type of Reporting Person EP

SCHEDULE 13D

CUSIP No. 25388M100	Page 11 of 35 Pages

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person George Sarlo Revocable Trust Dated 12/23/91

2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds* WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 35,688 8. Shared Voting Power 0 9. Sole Dispositive Power 35,688 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,688

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 0.4%

14.	Type of Reporting Person OO

SCHEDULE 13D

CUSIP No. 25388M100	Page 12 of 35 Pages

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person Walden VC, LLC

2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds*

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 1,985,294 8. Shared Voting Power 0 9. Sole Dispositive Power 1,985,294 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,985,294

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 19.3%

14.	Type of Reporting Person OO

SCHEDULE 13D

CUSIP No. 25388M100	Page 13 of 35 Pages

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person Walden General Partners

2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds*

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 66,177 8. Shared Voting Power 0 9. Sole Dispositive Power 66,177 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 66,177

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 0.6%

14.	Type of Reporting Person PN

SCHEDULE 13D

CUSIP No. 25388M100	Page 14 of 35 Pages

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person Walden GP-Side, L.P.

2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds*

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 66,177 8. Shared Voting Power 0 9. Sole Dispositive Power 66,177 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 66,177

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 0.6%

14.	Type of Reporting Person PN

SCHEDULE 13D

CUSIP No. 25388M100	Page 15 of 35 Pages

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person Walden Partners II, L.P.

2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds*

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 163,242 8. Shared Voting Power 0 9. Sole Dispositive Power 163,242 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 163,242

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 1.6%

14.	Type of Reporting Person PN

SCHEDULE 13D

CUSIP No. 25388M100	Page 16 of 35 Pages

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person Arthur Berliner

2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds*

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 2,517,717 9. Sole Dispositive Power 0 10. Shared Dispositive Power 2,517,717

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,517,717

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 24.4%

14.	Type of Reporting Person IN

SCHEDULE 13D

CUSIP No. 25388M100	Page 17 of 35 Pages

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person Steven Eskenazi

2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds*

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 1,985,294 9. Sole Dispositive Power 0 10. Shared Dispositive Power 1,985,294

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,985,294

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 19.3%

14.	Type of Reporting Person IN

SCHEDULE 13D

CUSIP No. 25388M100	Page 18 of 35 Pages

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person Richard LeFurgy

2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds*

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 1,985,294 9. Sole Dispositive Power 0 10. Shared Dispositive Power 1,985,294

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,985,294

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 19.3%

14.	Type of Reporting Person IN

SCHEDULE 13D

CUSIP No. 25388M100	Page 19 of 35 Pages

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person Lawrence Marcus

2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds*

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 1,985,294 9. Sole Dispositive Power 0 10. Shared Dispositive Power 1,985,294

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,985,294

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 19.3%

14.	Type of Reporting Person IN

SCHEDULE 13D

CUSIP No. 25388M100	Page 20 of 35 Pages

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person Matthew Miller

2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds*

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 1,000 8. Shared Voting Power 1,985,294 9. Sole Dispositive Power 1,000 10. Shared Dispositive Power 1,985,294

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,986,294

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 19.3%

14.	Type of Reporting Person IN

SCHEDULE 13D

CUSIP No. 25388M100	Page 21 of 35 Pages

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person Philip Sanderson

2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds*

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8,000 8. Shared Voting Power 1,985,294 9. Sole Dispositive Power 8,000 10. Shared Dispositive Power 1,985,294

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,993,284

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 19.3%

14.	Type of Reporting Person IN

SCHEDULE 13D

CUSIP No. 25388M100	Page 22 of 35 Pages

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person George Sarlo

2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds*

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 68,776 8. Shared Voting Power 532,423 9. Sole Dispositive Power 68,776 10. Shared Dispositive Power 532,423

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 601,199

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 5.8%

14.	Type of Reporting Person IN

SCHEDULE 13D

CUSIP No. 25388M100	Page 23 of 35 Pages

Item 1. Security and Issuer.

This Schedule 13D relates to shares of common stock, par value $0.0001 (“Common Stock”) of Niku Corporation, a Delaware corporation (“Niku”). Niku’s principal executive offices are located at 305 Main Street, Redwood City, California 94063.

Item 2. Identity and Background.

This Schedule 13D is being jointly filed by:

(1)	Walden VC II, L.P., a California limited partnership (“WVC II”);
(2)	Walden VC II-Side, L.P., a California limited partnership (“WVC II-Side”);
(3)	Walden-SBIC, L.P., a California limited partnership (“SBIC”);
(4)	Walden Investors, a California limited partnership (“Investors”);
(5)	Walden Capital Partners, a California limited partnership (“CapPartners”);
(6)	Walden Capital Partners II, a California limited Partnership (“CapPartners II”);
(7)	Sarlo-Berliner, Inc., a California corporation (“SBI”);
(8)	Walden Management Corporation, a California corporation (“WM”);
(9)	Walden Management Corporation Pension Fund (“WPF”);
(10)	George Sarlo Revocable Trust Dated 12/23/91 (“Trust”);
(11)	WaldenVC, LLC, a California limited liability company (“WVC”);
(12)	Walden General Partners, a California limited partnership (“WGP”);
(13)	Walden GP-Side, L.P., a California limited partnership (“WGP-Side”);
(14)	Walden Partners II, L.P., a California limited partnership (“WP II”);
(15)	Arthur Berliner, a natural person;
(16)	Steven Eskenazi, a natural person;
(17)	Richard LeFurgy, a natural person;
(18)	Lawrence Marcus, a natural person;
(19)	Matthew Miller, a natural person;
(20)	Philip Sanderson, a natural person; and
(21)	George Sarlo, a natural person,

collectively identified hereinafter as the “Reporting Persons.”

WVC II, WVC II-Side, SBIC, CapPartners, CapPartners II and Investors are limited partnerships organized under the laws of California. Each of its principal business is managing investments.

SBI and WM are corporations organized under the laws of California. Their principal business is managing investments.

WPF is a pension fund organized under the laws of California. Its principal business is to manage retirement funds.

Trust is a revocable trust organized under the laws of California. Its principal business is to hold investments for the benefit of others.

SCHEDULE 13D

CUSIP No. 25388M100	Page 24 of 35 Pages

WVC is a limited liability company organized under the laws of California. Its principal business is managing investments. It also serves as the general partner of WVC II and WVC II-Side.

WGP is a limited partnership organized under the laws of California. Its principal business is managing investments. It also serves as the general partner of Investors.

WGP-Side is a limited partnership organized under the laws of California. Its principal business is managing investments. It also serves as the general partner of WGP.

WP II is a limited partnership organized under the laws of California. Its principal business is managing investments. It also serves as the general partner of CapPartners II.

Mr. Berliner’s principal occupation is serving as manager of WVC and general partner of SBIC, CapPartners, WGP, WGP-Side and WP II. He also serves as Vice-President of SBI and President of WM. Mr. Berliner is a citizen of the United States of America.

Mr. Eskenazi’s principal occupation is serving as manager of WVC. Mr. Eskenazi is a citizen of the United States of America.

Mr. LeFurgy’s principal occupation is serving as manager of WVC. Mr. LeFurgy is a citizen of the United States of America.

Mr. Marcus’ principal occupation is serving as manager of WVC. Mr. Marcus is a citizen of the United States of America.

Mr. Miller’s principal occupation is serving as manager of WVC. Mr. Miller is a citizen of the United States of America.

Mr. Sanderson’s principal occupation is serving as manager of WVC. Mr. Sanderson is a citizen of the United States of America.

Mr. Sarlo’s principal occupation is serving as general partner of SBIC, CapPartners, WGP, WGP-Side and WP II, President of SBI and Vice President of WM. He also serves as trustee of the Trust. Mr. Sarlo is a citizen of the United States of America.

The business address of each of the Reporting Persons is 750 Battery Street, San Francisco, California 94111. During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The table below lists each purchasing Reporting Person’s amount of funds used to purchase shares of Common Stock and warrants to purchase Common Stock on February 12, 2003 pursuant to a private placement. The source of funds was working capital for all Reporting Persons listed below.

SCHEDULE 13D

CUSIP No. 25388M100	Page 25 of 35 Pages

WVC II	$2,787,462.80
WVC II-Side	$252,405.80
SBIC	$506,644.20
Investors	$101,330.20
CapPartners	$50,663.40
SBI	$50,663.40
WM	$50,663.40
WPF	$50,663.40
Trust	$50,663.40

The table below lists each purchasing Reporting Person’s amount of funds used to purchase shares of Common Stock and warrants to purchase Common Stock on April 11, 2003 pursuant to a private placement. The source of funds was working capital for all Reporting Persons listed below.

WVC II	$2,714,345.80
WVC II-Side	$245,786.00
CapPartners II	$493,353.60
Investors	$98,671.40
CapPartners	$49,334.00
SBI	$49,334.00
WM	$49,334.00
WPF	$49,334.00
Trust	$49,334.00

Trust purchased 2,600 shares of Common Stock at a cost of $8,597.40 from March 27, 2003 to April 2, 2003 on the open market. The source of the funds was working capital.

CapPartners purchased 36,100 shares of Common Stock at a cost of $117,580.44 from March 5, 2003 to March 12, 2003 on the open market. The source of the funds was working capital.

Item 4. Purpose of Transaction.

The purchases of the Reporting Persons were made for investment purposes. Mr. Miller also serves as a director on the board of directors of Niku. Each of the Reporting Persons intends to continuously review its investment in Niku, and may in the future determine, either alone or as part of a group, to acquire additional securities of Niku, through open market purchases, private agreements or otherwise. Each of the Reporting Persons may, however, dispose of all or a portion of the shares of Common Stock through open market transactions or in privately negotiated transactions to one or more persons, and may consider alternatives with respect to the securities of the issuer. Notwithstanding anything contained herein, each of the above entities specifically reserves the right to change its intention with respect to any or all such matters.

Except as disclosed above, none of the Reporting Persons has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of Niku, or the disposition of securities of Niku; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Niku or any of its

SCHEDULE 13D

CUSIP No. 25388M100	Page 26 of 35 Pages

subsidiaries; (c) a sale or transfer of a material amount of assets of Niku or any of its subsidiaries, (d) any change in the present board of directors or management of Niku, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of Niku; (f) any other material change in the Niku’s business or corporate structure; (g) changes in the Niku’s charter or bylaws or other actions which may impeded the acquisition of control of the issuer by any person; (h) causing a class of securities of Niku becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

WVC II is the beneficial owner of 1,820,451 shares of Common Stock (representing 1,618,179 shares and warrants to purchase 202,272 shares). Such shares represent approximately 17.7% of the 10,310,811 shares of Common Stock outstanding. WVC II has sole voting and dispositive power over 1,820,451 shares. During the past sixty days, WVC II acquired 898,129 shares on April 11, 2003 and 922,322 shares on February 12, 2003 at a price of $3.40 per share. The transactions were effected through a private placement.

WVC II-Side is the beneficial owner of 164,843 shares of Common Stock (representing 146,527 shares and warrants to purchase 18,316 shares). Such shares represent approximately 1.6% of the 10,310,811 shares of Common Stock outstanding. WVC II-Side has sole voting and dispositive power over 164,843 shares. During the past sixty days, WVC II-Side acquired 81,326 shares on April 11, 2003 and 83,517 shares on February 12, 2003 at a price of $3.40 per share. The transactions were effected through a private placement.

SBIC is the beneficial owner of 167,640 shares of Common Stock (representing 149,013 shares and warrants to purchase 18,627 shares). Such shares represent approximately 1.6% of the 10,310,811 shares of Common Stock outstanding. SBIC has sole voting and dispositive power over 167,640 shares. During the past sixty days, SBIC acquired 167,640 shares on February 12, 2003 at a price of $3.40 per share. The transaction was effected through a private placement.

Investors is the beneficial owner of 66,177 shares of Common Stock (representing 58,824 shares and warrants to purchase 7,353 shares). Such shares represent approximately 0.6% of the 10,310,811 shares of Common Stock outstanding. Investors has sole voting and dispositive power over 66,177 shares. During the past sixty days, Investors acquired 32,649 shares on April 11, 2003 and 33,528 shares on February 12, 2003 at a price of $3.40 per share. The transactions were effected through a private placement.

CapPartners is the beneficial owner of 69,188 shares of Common Stock (representing 65,511 shares and warrants to purchase 3,677 shares). Such shares represent approximately 0.7% of the 10,310,811 shares of Common Stock outstanding. CapPartners has sole voting and dispositive power over 69,188 shares. During the past sixty days, CapPartners acquired 16,324 shares on April 11, 2003 and 16,764 shares on February 12, 2003 at a price of $3.40 per share. The transactions were effected through a private placement. In addition, CapPartners effected the following transactions with respect to the Common Stock, each of which was effected by open market purchase made on the Nasdaq National Market System.

Date of Transmission	Number of Shares	Cost per Share ($)
3/5/2003	100	3.21
3/5/2003	700	3.25
3/5/2003	1,300	3.26
3/5/2003	1,000	3.27
3/5/2003	400	3.28

SCHEDULE 13D

CUSIP No. 25388M100	Page 27 of 35 Pages

Date of Transmission	Number of Shares	Cost per Share ($)
3/5/2003	2,600	3.29
3/5/2003	800	3.30
3/5/2003	12,800	3.30
3/6/2003	1,000	3.20
3/7/2003	500	2.97
3/7/2003	300	3.24
3/7/2003	1,000	3.25
3/7/2003	100	3.31
3/7/2003	1,600	3.33
3/10/2003	1,400	3.10
3/10/2003	400	3.11
3/10/2003	600	3.13
3/10/2003	700	3.13
3/10/2003	200	3.16
3/10/2003	400	3.16
3/11/2003	500	3.15
3/12/2003	2,700	3.11
3/12/2003	200	3.13
3/12/2003	630	3.13
3/12/2003	400	3.14
3/12/2003	3,770	3.15

CapPartners II is the beneficial owner of 163,242 shares of Common Stock (representing 145,104 shares and warrants to purchase 18,138 shares). Such shares represent approximately 1.6% of the 10,310,811 shares of Common Stock outstanding. CapPartners II has sole voting and dispositive power over 163,242 shares. During the past sixty days, CapPartners II acquired 163,242 shares on April 11, 2003 at a price of $3.40 per share. The transaction was effected through a private placement.

SBI is the beneficial owner of 33,088 shares of Common Stock (representing 29,411 shares and warrants to purchase 3,677 shares). Such shares represent approximately 0.3% of the 10,310,811 shares of Common Stock outstanding. SBI has sole voting and dispositive power over 33,088 shares. During the past sixty days, SBI acquired 16,324 shares on April 11, 2003 and 16,764 shares on February 12, 2003 at a price of $3.40 per share. The transactions were effected through a private placement.

WM is the beneficial owner of 33,088 shares of Common Stock (representing 29,411 shares and warrants to purchase 3,677 shares). Such shares represent approximately 0.3% of the 10,310,811 shares of Common Stock outstanding. WM has sole voting and dispositive power over 33,088 shares. During the past sixty days, WM acquired 16,324 shares on April 11, 2003 and 16,764 shares on February 12, 2003 at a price of $3.40 per share. The transactions were effected through a private placement.

WPF is the beneficial owner of 33,088 shares of Common Stock (representing 29,411 shares and warrants to purchase 3,677 shares). Such shares represent approximately 0.3% of the 10,310,811 shares of Common Stock outstanding. WPF has sole voting and dispositive power over 33,088 shares. During the past sixty days, WPF acquired 16,324 shares on April 11, 2003 and 16,764 shares on February 12, 2003 at a price of $3.40 per share. The transactions were effected through a private placement.

SCHEDULE 13D

CUSIP No. 25388M100	Page 28 of 35 Pages

Trust is the beneficial owner of 35,688 shares of Common Stock (representing 32,011 shares and warrants to purchase 3,677 shares). Such shares represent approximately 0.4 % of the 10,310,811 shares of Common Stock outstanding. Trust has sole voting and dispositive power over 35,688 shares. During the past sixty days, Trust acquired 16,324 shares on April 11, 2003 and 16,764 shares on February 12, 2003 at a price of $3.40 per share; these transactions were effected through a private placement. Also, Trust acquired 100 shares on March 27, 2003 at an average cost per share of $3.27 and 2,500 shares on April 2, 2003 at an average cost per share of $3.31; these transactions were effected by open market purchase on the Nasdaq National Market System.

WVC is the beneficial owner of 1,985,294 shares of Common Stock (representing 1,764,706 shares and warrants to purchase 220,588 shares). Such shares represent approximately 19.3% of the 10,310,811 shares of Common Stock outstanding. WVC has sole voting and dispositive power over 1,985,294 shares. WVC has not engaged in any transactions with respect to these shares in the past sixty days.

WGP is the beneficial owner of 66,177 shares of Common Stock (representing 58,824 shares and warrants to purchase 7,353 shares). Such shares represent approximately 0.6% of the 10,310,811 shares of Common Stock outstanding. WGP has sole voting and dispositive power over 66,177 shares. WGP has not engaged in any transactions with respect to these shares in the past sixty days.

WGP-Side is the beneficial owner of 66,177 shares of Common Stock (representing 58,824 shares and warrants to purchase 7,353 shares). Such shares represent approximately 0.6% of the 10,310,811 shares of Common Stock outstanding. WGP-Side has sole voting and dispositive power over 66,177 shares. WGP-Side has not engaged in any transactions with respect to these shares in the past sixty days.

Mr. Berliner is the beneficial owner of 2,517,717 shares of Common Stock (representing 2,241,980 shares and warrants to purchase 275,737 shares). Such shares represent approximately 24.4% of the 10,310,811 shares of Common Stock outstanding. Mr. Berliner has shared voting and dispositive power over 2,517,717 shares. Mr. Berliner shares voting and dispositive power of 1,985,294 shares with Mr. Eskenazi, Mr. LeFurgy, Mr. Marcus, Mr. Miller and Mr. Sanderson and 532,423 shares with Mr. Sarlo. Mr. Berliner has not engaged in any transactions with respect to these shares in the past sixty days.

Mr. Eskenazi is the beneficial owner of 1,985,294 shares of Common Stock (representing 1,764,706 shares and warrants to purchase 220,588 shares). Such shares represent approximately 19.3% of the 10,310,811 shares of Common Stock outstanding. Mr. Eskenazi has shared voting and dispositive power over 1,985,294 shares. Mr. Eskenazi shares voting and dispositive power of 1,985,294 shares with Mr. Berliner, Mr. LeFurgy, Mr. Marcus, Mr. Miller and Mr. Sanderson. Mr. Eskenazi has not engaged in any transactions with respect to these shares in the past sixty days.

Mr. LeFurgy is the beneficial owner of 1,985,294 shares of Common Stock (representing 1,764,706 shares and warrants to purchase 220,588 shares). Such shares represent approximately 19.3% of the 10,310,811 shares of Common Stock outstanding. Mr. LeFurgy has shared voting and dispositive power over 1,985,294 shares. Mr. LeFurgy shares voting and dispositive power of 1,985,294 shares with Mr. Berliner, Mr. Eskenazi, Mr. Marcus, Mr. Miller and Mr. Sanderson. Mr. LeFurgy has not engaged in any transactions with respect to these shares in the past sixty days.

Mr. Marcus is the beneficial owner of 1,985,294 shares of Common Stock (representing 1,764,706 shares and warrants to purchase 220,588 shares). Such shares represent approximately 19.3% of the 10,310,811 shares of Common Stock outstanding. Mr. Marcus has shared voting and dispositive power over 1,985,294 shares. Mr. Marcus shares voting and dispositive power of 1,985,294 shares with Mr. Berliner, Mr. Eskenazi, Mr. LeFurgy, Mr. Miller and Mr. Sanderson. Mr. Marcus has not engaged in any transactions with respect to these shares in the past sixty days.

SCHEDULE 13D

CUSIP No. 25388M100	Page 29 of 35 Pages

Mr. Miller is the beneficial owner of 1,986,294 shares of Common Stock (representing 1,765,706 shares and warrants to purchase 220,588 shares). Such shares represent approximately 19.3% of the 10,310,811 shares of Common Stock outstanding. Mr. Miller has sole voting and dispositive power over 1,000 shares and has shared voting and dispositive power over 1,985,294 shares. Mr. Miller shares voting and dispositive power of 1,985,294 shares with Mr. Berliner, Mr. Eskenazi, Mr. LeFurgy, Mr. Marcus and Mr. Sanderson. Mr. Miller has not engaged in any transactions with respect to these shares in the past sixty days.

Mr. Sanderson is the beneficial owner of 1,993,294 shares of Common Stock (representing 1,772,706 shares and warrants to purchase 220,588 shares). Such shares represent approximately 19.3% of the 10,310,811 shares of Common Stock outstanding. Mr. Sanderson has sole voting and dispositive power over 8,000 shares and has shared voting and dispositive power over 1,985,294 shares. Mr. Sanderson shares voting and dispositive power of 1,985,294 shares with Mr. Berliner, Mr. Eskenazi, Mr. LeFurgy, Mr. Marcus and Mr. Miller. Mr. Sanderson has not engaged in any transactions with respect to these shares in the past sixty days.

Mr. Sarlo is the beneficial owner of 601,199 shares of Common Stock (representing 538,696 shares and warrants to purchase 62,503 shares). Such shares represent approximately 5.8% of the 10,310,811 shares of Common Stock outstanding. Mr. Sarlo has sole voting and dispositive power over 68,776 shares and shared voting and dispositive power over 532,423 shares. Mr. Sarlo shares voting and dispositive power of 532,423 shares with Mr. Berliner. Mr. Sarlo has not engaged in any transactions with respect to these shares in the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

This joint filing is made pursuant to the Joint Filing Agreement dated April 18, 2003 attached as Exhibit 1.

In connection with the purchase of the shares of Common Stock and warrants to purchase Common Stock reported in this Schedule 13D, WVC II, WVC II-Side, SBIC, Investors, CapPartners, CapPartners II, SBI, WM, WPF and Trust above entered into a Common Stock and Warrant Purchase Agreement with Niku, dated February 12, 2003, and a Registration Rights Agreement with Niku, dated February 12, 2003. Consequently, each of the persons named above are entitled to registration rights with respect to the securities reported in this Schedule 13D.

In addition, Walden VC II, L.P. entered into a Voting Agreement with certain beneficial owners of shares of Common Stock of Niku, dated February 12, 2003. The Voting Agreement obligated such Niku beneficial owners to vote all of their shares of Niku Common Stock, at the Niku Corporation Special Meeting of Stockholders held on April 10, 2003, in favor of the issuance of the shares of Common Stock and warrants to purchase Common Stock to be issued at the subsequent closing pursuant to the Common Stock and Warrant Purchase Agreement. The issuance of such securities was approved at the April 10, 2003 Special Meeting of Stockholders of Niku.

Item 7. Material to be filed as Exhibits.

EXHIBIT NO.	DESCRIPTION

1.	Joint Filing Agreement dated April 18, 2003.

SCHEDULE 13D

CUSIP No. 25388M100	Page 30 of 35 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 18, 2003	Walden VC II, L.P.

	By:	WaldenVC, LLC General Partner

		By:	/s/ ARTHUR BERLINER
Arthur Berliner Manager

Walden VC II-Side, L.P.

	By:	WaldenVC, LLC General Partner

		By:	/s/ ARTHUR BERLINER
Arthur Berliner Manager

Walden-SBIC, L.P.

	By:	/s/ ARTHUR BERLINER
Arthur Berliner General Partner

Walden Investors

	By:	Walden General Partners General Partner

		By:	/s/ ARTHUR BERLINER
Arthur Berliner General Partner

Walden Capital Partners

	By:	/s/ ARTHUR BERLINER
Arthur Berliner General Partner

SCHEDULE 13D

CUSIP No. 25388M100	Page 31 of 35 Pages

Walden Capital Partners II

By:		Walden Partners II, L.P. General Partner

	By:	/s/ ARTHUR BERLINER
Arthur Berliner General Partner

Sarlo-Berliner, Inc.

By:		/s/ ARTHUR BERLINER
Arthur Berliner Vice-President

Walden Management Corporation

By:		/s/ ARTHUR BERLINER
Arthur Berliner President

Walden Management Corporation Pension Fund

By:		/s/ GEORGE SARLO
George Sarlo Trustee

George Sarlo Revocable Trust Dated 12/23/91

By:		/s/ GEORGE SARLO
George Sarlo Trustee

WaldenVC, LLC

By:		/s/ ARTHUR BERLINER
Arthur Berliner Manager

Walden General Partners

By:		/s/ ARTHUR BERLINER
Arthur Berliner General Partner

SCHEDULE 13D

CUSIP No. 25388M100	Page 32 of 35 Pages

Walden GP-Side, L.P.

By:	/s/ ARTHUR BERLINER
Arthur Berliner General Partner

Walden Partners II, L.P.

By:	/s/ ARTHUR BERLINER
Arthur Berliner General Partner

By:	/s/ ARTHUR BERLINER
Arthur Berliner

By:	/s/ STEVEN ESKENAZI
Steven Eskenazi

By:	/s/ RICHARD LEFURGY
Richard LeFurgy

By:	/s/ LAWRENCE MARCUS
Lawrence Marcus

By:	/s/ MATTHEW MILLER
Matthew Miller

By:	/s/ PHILIP SANDERSON
Philip Sanderson

By:	/s/ GEORGE SARLO
George Sarlo